Pegasi Energy Resources Corporation
218 N. Broadway, Suite 204
Tyler, Texas 75702

October 14, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Attn:       Karl Hiller, Branch Chief
Division of Corporation Finance

Jennifer O’Brien

Re:          Pegasi Energy Resources Corporation
Form 10-K/A for Fiscal Year Ended December 31, 2010
Filed August 22, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 22, 2011
File No. 333-134568

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated September 21, 2011 (the "Comment Letter") relating to the Amended Annual Report on Form 10-K/A for the year ended December 31, 2010 (the "Form 10-K") and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 (the "Form 10-Q") of Pegasi Energy Resources Corporation (the "Company"). The answers set forth herein refer to each of the Staff’s' comments by number.

We are filing herewith Amendment No. 2 to the Company's Form 10-K.

Form 10-K/A for Fiscal Year Ended December 31, 2010

General

1.
Please update your Standard Industrial Classification (SIC) code on EDGAR as necessary to reflect the change in your business. Please select an appropriate code from the SIC code list located on our website at the following address.

http://www.sec.gov/info/edgar/siccodes.htm

Response

Our counsel left a voicemail message for Tom Sanders, and requested that our SIC code be changed to 1311 – Crude Petroleum & Natural Gas.  It is our understanding that the change will be reflected on EDGAR upon the next filing that is made through the EDGAR system.

Securities and Exchange Commission
October 14, 2011

Well Economics, page 5

Summary of Oil and Gas Reserves as of December 31, 2010, page 7

2.	Please expand your disclosures to address the following points.

•	Quantify total proved reserves for each period on an oil-equivalent-barrels basis to comply with Item 1204(a)(2) of Regulation S-K.

•	Quantify production for each period on an oil-equivalent-barrels basis to comply with Item 1204(a) of Regulation S-K.

•	Include your 2009 reserve information to comply with Instruction 1 to paragraph (a)(2) of Item 1202 of Regulation S-K.

Response

In the amended Form 10-K/A, the Company has added a line in the Summary of Oil and Gas Reserves chart to disclose reserves per MBoe, substantially as follows:

“For the years ended 2010 and 2009, the reserves per MBoe were 2,760,693 and 5,393,925, respectively. “

The Company has also added a line in the Oil and Gas Production, Production Prices and Production Costs schedule to show the quantity of production per MBoe for each period, substantially as follows:

“For the years ended 2010, 2009 and 2008, the quantity of production per MBoe was 14,626, 16,386 and 17,966, respectively. For the years ended 2010, 2009 and 2008 the average sales price per Boe was $39.53, $32.80 and $70.02, respectively.”

In addition, the Company has complied with Instruction 1 to paragraph (a)(2) of Item 1202 of Regulation S-K by including the 2009 reserve information in the amended Form 10-K/A.

Proved Undeveloped Reserves, page 7

3.
We note your disclosure explaining that the decrease in your 2010 undeveloped reserves is attributable in part to the removal of reserves associated with locations that you no longer expect to develop within five years. Please expand your disclosure to clarify for each period the extent to which you:

Securities and Exchange Commission
October 14, 2011

•	converted proved undeveloped reserves into proved developed reserves,

•	made investments in acquiring undeveloped reserves or investments constituting progress towards converting proved undeveloped reserves to proved developed reserves, and

•	continue to claim proved undeveloped reserves which have remained undeveloped for five or more years after being placed in the proved undeveloped reserves category.

Please read Item 1203 (b) through (d) of Regulation S-K if you require further clarification or guidance.

Response

In the amended Form 10-K/A, the Company has expanded its disclosure to clarify for each period the extent to which it converted proved undeveloped reserves into proved developed reserves, made investments in acquiring undeveloped reserves or investments constituting progress towards converting proved undeveloped reserves to proved developed reserves, and if it continues to claim proved undeveloped reserves which have remained undeveloped for five or more years after being placed in the proved undeveloped reserves category.  The disclosure reads as follows:

“As a result of the success of the Norbord well, the Company has decided to focus its attention on the Travis Peak area which was previously included in the PUD classification.  In addition, the change in our drilling program from drilling vertical to drilling horizontal wells takes more acreage and therefore reduce the number of our PUDs.  During the year ended December 31, 2010, the Company continued to focus its capital program on development projects and did not incur any capital expenditures or make any significant progress to convert any of our proved undeveloped reserves to proved developed reserves.  As of December 31, 2010, no undeveloped reserves that were identified more than 5 years ago remain in our proved reserve portfolio.”

4.
We note your disclosure stating that the "technical person in charge of the preparation and oversight of our reserve estimates is James E. Smith." We also note that you attached a consent from this party at Exhibit 23.01 clarifying that James E. Smith & Associates compiled a report dated March 15, 2011 covering the estimates of your oil and gas reserves.

Although you may have engaged a third party to compile this information, we expect that you would nevertheless have an internal technical person involved in evaluating details contained in the engineering report and in preparing your disclosures. The internal controls you have established over these processes are those which you should disclose to comply with Item 1202(a)(7) of Regulation S-K. We expect this would include controls that ensure information taken from third party reports is properly disclosed in your filing. You should also disclose the qualifications of your internal technical person who is primarily responsible for overseeing the work of this third party and accepting its report.

Securities and Exchange Commission
October 14, 2011

Please expand your disclosures accordingly. Furthermore, you should obtain and file as an exhibit to your Form 10-K a report compiled by this third party which complies with Item 1202(a)(8) of Regulation S-K.

Response

In the amended Form 10-K/A, the Company has included its internal controls over the process of evaluating the details contained in the engineering report and preparing its disclosures.  The Company has also disclosed the qualifications of its internal technical person who is responsible for overseeing the information in the engineering report and accepting the report.  The disclosure reads as follows:

“The process for preparation of our oil and gas reserves estimates is completed in accordance with our prescribed internal control procedures, which include verification of data provided for the report and review of the independent third party reserves report.  The technical employee responsible for overseeing the process for preparation of the reserves estimates is Michael H. Neufeld.  Michael H. Neufeld holds a B.S. Degree in Geology from Louisiana State University, has worked in the oil and gas industry for over 38 years, including roles as Senior Exploration Geologist and Vice President of Exploration at various oil & gas companies including Penzoil and Hunt Oil Company.  He is the sole person in the Company that reviews and approves the reserve estimates.”

The Company is filing herewith Amendment No. 2 to the Company’s Form 10-K to include the 2010 reserve information to comply with Item 1202(a)(2) of Regulation S-K.  The evaluation of oil and gas reserves summary required to be included with the Form 10-K was not originally provided by the engineers and was requested from them in response to this letter.  When the report was received on October 5, 2011, the Company discovered that it contained some differences from the original reserve report dated March 14, 2011 due to refinements in the calculations.  In addition, an error was discovered in the 10% annual discount for estimated timing of cash flows calculation which increased the standardized measure of discounted future net cash flows.  As a consequence, the amended Form 10-K/A also includes all changes necessary to the oil and gas reserve disclosures and supplemental oil and gas disclosures to conform to the updated report.

Properties, page 19

5.
We note your statement on page 20 that you "have an ongoing leasing program whereby expiring leases are being renewed and previously unleased acreage is being leased." Please disclose the minimum remaining terms of your leases and concessions to comply with Item 1208(b) of Regulation S-K.

Securities and Exchange Commission
October 14, 2011

Response

The Company has added a statement that discloses the minimum remaining terms of their leases and concessions to the amended Form 10-K/A.  The disclosure reads as follows:

“Most of our proved undeveloped acreage is subject to lease expiration if initial wells are not drilled within a specified period, generally not exceeding three years.  Our intention is to renew all leases that expire in the next three years.”

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

e) Oil and Gas Properties, page F-9

6.
Please revise your accounting and disclosure as necessary to reflect proper application of the annual assessment of unevaluated property costs and the ceiling test applied to all property costs for each period. We suggest that you read Rule 4-10(c)(3)(ii)(A) and Rule 4-10(c)(4) of Regulation S-X for clarification.

Response

The Company has read Rule 4-10(c)(3)(ii)(A) and feels that it has been properly applied, however, in its future filings, the Company shall reword its disclosure to clarify the application of the annual assessment of unevaluated property costs and the ceiling test applied to all property costs for each period.  Such disclosure will read substantially as follows:

“All items classified as unproved property are assessed on an annual basis for possible impairment or reduction in value.  Properties are assessed on an individual basis or as a group if properties are individually insignificant.  The assessment includes consideration of various factors, including, but not limited to, the following: intent to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; assignment of proved reserves; and economic viability of development if proved reserves are assigned.  During any period in which these factors indicate an impairment, the cumulative drilling costs incurred to date for such property and all or a portion of the associated leasehold costs are transferred to the full cost pool and become subject to amortization.  As of December 31, 2010 and 2009, our net capitalized costs of oil and gas properties did not exceed the present value of our estimated proved reserves therefore the accompanying consolidated financial statements do not include a provision for impairment.”

7.
Please disclose the total amount of amortization expense per equivalent physical unit of production for each year that an income statement is presented as required by Rule 4- 10(c)(7)(i) of Regulation S-X.

Securities and Exchange Commission
October 14, 2011

Response

In its future filings, the Company shall disclose in the Oil and Gas Properties section of the Summary of Significant Accounting Policies, the total amount of amortization expense per equivalent physical unit of production for each year that an income statement is presented. It is expected to read substantially as follows:

“Depletion expense for the years ended December 31, 2010 and 2009 was $117,825 and $93,972 ($8.06 and $5.73 per equivalent barrel), respectively.”

Note 3 – Restatement, page F-12

8.
Submit the materiality analysis that you performed for each quarterly and annual period in determining that you would not restate your 2009 financial statements to properly account for your derivative liabilities under FASB ASC 815-40.

Response

Attached hereto as Exhibit A-1 and A-2 are a summary memo and both the quantitative and qualitative analysis that was performed for each quarterly and annual period in determining that the Company would not restate its 2009 financial statements for the derivative liabilities under FASB ASC 815-40.

Supplemental Oil and Gas Disclosures (Unaudited), page F-24

Reserve Quantity Information, page F-24

9.
Please expand your table to include the net quantities of your proved developed reserves and your proved undeveloped reserves as of the beginning and the end of the year as required by FASB ASC 932-235-50-4 and 55-2.

Response

In the Company’s amended Form 10-K/A, the table of Reserve Quantity Information includes a line showing the net quantities of its proved developed reserves and proved undeveloped reserves as of the beginning of the year as well as the proved undeveloped reserves as of the end of the year, substantially as follows:

Securities and Exchange Commission
October 14, 2011

	Oil (Bbls.)	Gas (MCF)
Proved developed reserves:
December 31, 2008
Beginning of year	32,690	706,759
End of year	58,340	945,223
December 31, 2009
Beginning of year	58,340	945,223
End of year	45,656	772,470
December 31, 2010
Beginning of year	45,656	772,470
End of year	52,866	799,696

Proved Undeveloped reserves:
December 31, 2008
Beginning of year	422,381	10,887,339
End of year	989,960	26,428,882
December 31, 2009
Beginning of year	989,960	26,428,882
End of year	963,243	25,537,685
December 31, 2010
Beginning of year	963,243	25,537,685
End of year	405,420	13,014,744

10.
We note that you report significant changes to your reserve quantities during 2010. Please disclose the reason for the revision of previous estimates, as required by FASB ASC 932-235-50-5. For example, disclose the extent to which the revision pertained to your decision to not develop reserves within the coming five years and state the reasons for this change in your development plan.

Response

In the amended Form 10-K/A, the Company has disclosed the reason for the revision of previous estimates, including its decision to not develop reserves within the coming five years and the reason for the change in their development plan, substantially as follows:

“Revisions of previous estimates decreased significantly during 2010.  This was primarily due to the re-classification of the Cotton Valley area from proved undeveloped reserves to the probable and possible categories on the reserve report.  As a result of the success of the Norbord well, the Company decided to focus its attention on the Travis Peak, area and not develop the Cotton Valley area within the next five years.”

Form 10-Q for the Fiscal Quarter ended June 30, 2011

Securities and Exchange Commission
October 14, 2011

Note 3 — Notes Payable. Related Party, page 8

11.
We note your disclosure in the first and third paragraphs on page 9 explaining that you changed the conversion priced on the Teton notes during April 2011 to allow conversion to common shares at $0.60 per share rather than $1.20 per share, doubling the number of shares into which the notes may be converted, and that you extended the period over which conversion may occur.

Submit the analysis that you performed, including the underlying computations made, in determining that you have accounted for these changes in terms in accordance with FASB ASC 470-50-40-6 through 16.

Response

The disclosure in the first paragraph on page 9 is related to the “Teton Renewal Note” with a balance of $6,987,646 while the disclosure in the third paragraph on page 9 relates to the “Teton Promissory Note” with a balance of $1,173,000.   The Company acknowledges that the presentation of these paragraphs is confusing and will add subheadings to future filings and group all applicable paragraphs under each subheading so that the terms of each note are clearly identifiable.

The conversion price of the “Teton Renewal Note” did not change. As disclosed in the fourth paragraph on page 9, the portion of the note outstanding at the “Second Amendment” date is convertible to common stock at a fixed conversion price of $1.20 per share and additional funds advanced under the note are convertible to common stock at a fixed conversion price of $1.60 per share. These fixed conversion amounts did not change.

At the April 2011 amendment date of the “Teton Promissory Note” the terms on the note changed as a fixed conversion price of $0.60 was added to this note.

The Company analyzed both notes for any changes in terms in accordance with FASB ASC 470-50-40-6 through 16.  The “Teton Renewal Note’s” only change in terms during the quarter ended 6/30/11 was to extend the maturity date from 6/1/2011 to 6/1/2015.  Under ASC 470-50-40-10 the cash flow effect on a present value basis of this change in terms was determined to be 0.77% which is less than the 10% required to be a substantial modification of terms.  In addition, there was no change in its conversion feature.   Therefore, this change in terms did not result in an extinguishment or substantial modification of the debt instrument.

The “Teton Promissory Note” change in terms during the quarter ended 6/30/11 was to extend the maturity date from 4/2/2011 to 6/1/2015 and to add a conversion feature allowing conversion of the principal to common shares at a fixed rate of $0.60 per share.  Under ASC 470-50-40-10 the cash flow effect on a present value basis of this change in terms was determined to be 2.49% which is less than the 10% required to be a substantial modification of terms.  However, since the Promissory note did add a conversion feature additional analysis was performed on the change in terms.

Securities and Exchange Commission
October 14, 2011

Under the provision of the “Teton Promissory Note” the holder receives a fixed number of shares based on the principal balance of the note (fixed-for-fixed) and there is no equivalent cash provision.  In addition, there is no ratchet provision on the conversion feature.  The conversion feature is also considered to be out-of-the-money as its market value on the date it was added (4/2/2011) was $0.38 per share as compared to its conversion rate of $0.60 per share and adding the feature did not have a direct effect on the cash flows of the note.  In addition, there were no debt financing costs on the note carried on the balance sheet that would need to be written off if the note was determined to be substantially modified and would therefore be no gain or loss to be recognized.

Therefore, it was determined that the conversion feature was not a substantial modification to the terms on the existing debt instrument for the “Teton Promissory Note”.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ RICHARD LINDERMANIS
Richard Lindermanis
Chief Financial Officer

EXHIBIT A–1

PEGASI ENERGY RESOURCES CORP

MEMO RE:	QUANTITATIVE EFFECTS AND QUALITATIVE FACTORS ON THE MATERIALITY OF THE ACCOUNTING CORRECTION FOR THE DERIVATIVE LIABILITY

BACKGROUND:

After determination that a derivative liability related to warrants should have been reported in the 2009 financial statements upon the effective date of EITF Issue 07-5 on January 1, 2009, the Company performed a qualitative and quantitative analysis on the effects to the financial statements.   The derivative liability and corresponding gain or loss on derivatives has been calculated for each quarterly period in 2009 and the year ended December 31, 2009. This memo is to provide a summary of management’s assessment of the qualitative and quantitative effects of the accounting correction.

SUMMARY OF QUANTITATIVE EFFECTS:

The quantitative effects of the accounting correction were calculated and are shown on Exhibit A-2, Assessment of Materiality on Financial Statements, for each of the quarterly periods and the year ended December 31, 2009. Management noted that the impact of not booking the derivative liability did not change the trend of losses for each quarterly period of fiscal 2009.  Additionally, it did not change the trend of loss per share for each quarterly period of 2009. Overall for the year ended December 31, 2009, the impact of the error would have resulted in a reduction to the Company’s net loss by approximately $300,000 or an 11% decrease in the net loss. The impact on loss per share for the year would have resulted in the Company reporting a loss of $0.07 versus the $0.08 that was reported.

Although, the effects of the recording of the derivative liability in any one quarter may appear potentially material other factors have to be taken into account in determining whether the correction of the accounting treatment would require restatement of all of the quarterly and annual periods affected.

In essence, the concept of materiality according to ASC 250-10, is whether the omission or misstatement of an item in a financial report, quarterly or annual, in light of surrounding circumstances, would be of a magnitude that it would be probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

Therefore, an assessment of materiality requires the facts to be viewed in the context of the surrounding circumstances, or the total mix of information.  The total mix includes the size in numerical or percentage terms of the misstatement as well as the factual context in which the user of financial statements would view the financial statement item.  The factual context is also known as the qualitative factors used in assessing materiality.  As such management has added the discussion of these factors below.

QUALITATIVE FACTORS:

1.
The misstatement does not mask a change in earnings or other trends as the Company was already reporting losses for all quarters and annual periods affected.  The misstatement did not reverse a downward trend of earnings and, in fact, decreased the amount of the net loss in two of the quarterly periods and for the annual period.

2.
The misstatement did not hide a failure to meet analyst’s expectations for the Company as Pegasi has a limited trading market for its stock on the Over-the-Counter Bulletin Board and is still relatively unknown to stock analysts, institutional investors, stock brokers and others in the investment community that generate or influence sales volume.  One of the risks related to the Company’s common stock as specified in the 12/31/10 Form 10-K filed March 31, 2011, is that even if Pegasi came to the attention of such persons they would be reluctant to follow an unproven company such as it or to recommend the purchase of its shares until the Company becomes more seasoned and viable.  A review of two financial websites, finance.yahoo.com and www.bigcharts.com, on July 31, 2011 noted that neither site had analyst recommendations included for Pegasi’s stock.

3.
A gain or loss on derivatives is reported each period to reflect the increase or decrease in the fair value of the derivative liability.  In accordance with accounting procedures, the gain or loss is reported in the Other Income/Expense section of the Statement of Operations and, therefore, has no effect on any segment of the Company’s business that has a significant role in the Company’s primary operations.  As it is considered a non-operating activity, management and investors do not focus as much on this item.

4.	The misstatement has no effect on the Company’s compliance with regulatory requirements.

5.	The Company’s only debt is with a related party, Teton Energy, Inc., and there are no loan covenants associated with the debt, therefore, the misstatement can have no effect on them.

6.
Management’s compensation is not tied to predetermined profitability performance goals including bonuses or incentive compensation.  In fact, most of the management team is currently deferring all or a portion of their compensation until such time as the Company becomes profitable.   Therefore the misstatement has no effect on management compensation.

7.
Management does not expect a significant market reaction to the derivative liability misstatement. The company’s stock is currently held by a small number of investors whom management believes are familiar with the company and its activities which consist primarily of developing its oil and gas properties. Management believes that the investors will realize that derivative gains or losses have no bearing on the operational profitability of the company and are, in fact, non-cash transactions.  The investors should also be aware that when the underlying warrants creating the derivative expire, the liability is adjusted off the books and is no longer required to be recognized or, if the warrants are exercised, the amounts become equity.

8.
The misstatement has been considered separately and in the aggregate with the effects of other known individually significant misstatements. There were no other known individually significant misstatements.

While numerous qualitative factors were considered, the Company believes that the following are the most pertinent qualitative factors related to the materiality evaluation:

•	The derivative liability does not have an impact on the Company’s primary operations of developing its oil and gas properties, which is the primary focus of investors.
•	The non-cash nature of the derivative liability does not have an impact on the Company’s cash flows.
•	Gains and losses from recording adjustments to the amount of the derivative liability do not mask a change in earnings or other trends.
•
Management does not expect a significant market reaction to the derivative liability as the relatively small number of investors are believed to be familiar with the primary operations of the company, which are to develop its oil and gas properties, and will realize that the derivative liability and corresponding gains and losses on derivatives do not negatively impact the Company’s primary operations.

CONCLUSION:

Based on the quantitative and qualitative factors used in assessing materiality of the derivative liability and related gain or loss on derivatives on the various SEC quarterly and annual reports required to be filed since the effective date of EITF 07-5, the Company has concluded that such effects were not material to the 2009 financial statements and that no restatements for these periods will be required.

EXHIBIT A-2

Pegasi Energy Company Inc
Assessment of Materiality on Financial Statements
Rollover Method
Quarterly Income (Loss)
1/1/2009 to 12/31/2009

Financial Statement Effect
Amount of Over (Under) Statement
	Effective Date	QE	QE	QE	YTD
	1/1/2009	3/31/2009	6/30/2009	9/30/2009	12/31/2009

Assets	-	-	-	-	-

Liabilities - correction	(686,544)	(448,798)	(959,800)	(485,285)	(384,858)
Percent change		-5.87%	-12.10%	-5.90%	-4.32%

Equity	-	-	-	-	-

Gain/(loss)	-	237,746	(511,002)	474,515	301,686

Expense	-	-	-	-	-

Net Income (Loss)
- as reported		(792,166)	(652,591)	(544,779)	(2,811,950)

Net Income (Loss)
- as adjusted		(554,420)	(1,163,593)	(70,264)	(2,510,264)
Percent change		-30.01%	78.30%	-87.10%	-10.73%

EPS - as reported	-	(0.02)	(0.02)	(0.02)	(0.08)

EPS - as adjusted	-	(0.02)	(0.03)	-	(0.07)

EPS - change		-	(0.01)	0.02	0.01

Financial Statement Totals

Liabilities		7,651,615	7,929,013	8,222,002	8,911,695
Percentage of Liabilities		6%	12%	6%	4%

WA shares o/s	33,610,801	33,610,801	33,610,801	33,610,801	33,610,801